SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2(a)

(Amendment No. 1)

COPANO ENERGY, L.L.C.
(Name of Issuer)

Common Units, no par value
(Title of Class of Securities)

217202100
(CUSIP Number)

Ronald Cami Vice President TPG Global, LLC 301 Commerce Street, Suite 3300 Fort Worth, TX 76102 (817) 871-4000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 29, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note.            Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 10 Pages)

______________________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 217202100	13D	Page 2 of 10 Pages

1	NAMES OF REPORTING PERSONS TPG Advisors VI, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER -0-
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 12,897,029 (See Items 3, 4 and 5)**
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER -0-
WITH	10	SHARED DISPOSITIVE POWER 12,897,029 (See Items 3, 4 and 5)**
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,897,029 (See Item 3, 4 and 5)*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.0% (See Item 5)*
14	TYPE OF REPORTING PERSON* CO

*
The calculation is based on 91,914,371 Common Units of Copano outstanding as of January 25, 2013 (including 12,897,029 Common Units of Copano issuable upon the conversion of 12,897,029 Series A Preferred Units on a one-for-one basis, which figure is based on information set forth in the Merger Agreement.

**
Includes 12,897,029 Common Units of Copano issuable upon the conversion of 12,897,029 Series A Preferred Units.  The Series A Preferred Units are convertible on a one-for-one basis subject to the Conversion Restrictions commencing on July 21, 2013.

CUSIP No. 217202100	13D	Page 3 of 10 Pages

1	NAMES OF REPORTING PERSONS David Bonderman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES	7	SOLE VOTING POWER -0-
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 12,897,029 (See Items 3, 4 and 5)**
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER -0-
WITH	10	SHARED DISPOSITIVE POWER 12,897,029 (See Items 3, 4 and 5)**
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,897,029 (See Items 3, 4 and 5)**
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.0% (See Item 5)*
14	TYPE OF REPORTING PERSON* IN

*
The calculation is based on 91,914,371 Common Units of Copano outstanding as of January 25, 2013 (including 12,897,029 Common Units of Copano issuable upon the conversion of 12,897,029 Series A Preferred Units on a one-for-one basis, which figure is based on information set forth in the Merger Agreement.

**
Includes 12,897,029 Common Units of Copano issuable upon the conversion of 12,897,029 Series A Preferred Units.  The Series A Preferred Units are convertible on a one-for-one basis subject to the Conversion Restrictions commencing on July 21, 2013.

CUSIP No. 217202100	13D	Page 4 of 10 Pages

1	NAMES OF REPORTING PERSONS James G. Coulter
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES	7	SOLE VOTING POWER -0-
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 12,897,029 (See Items 3, 4 and 5)**
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER -0-
WITH	10	SHARED DISPOSITIVE POWER 12,897,029 (See Items 3, 4 and 5)**
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,897,029 (See Items 3, 4 and 5)**
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.0% (See Item 5)*
14	TYPE OF REPORTING PERSON* IN

*
The calculation is based on 91,914,371 Common Units of Copano outstanding as of January 25, 2013 (including 12,897,029 Common Units of Copano issuable upon the conversion of 12,897,029 Series A Preferred Units on a one-for-one basis, which figure is based on information set forth in the Merger Agreement.

**
Includes 12,897,029 Common Units of Copano issuable upon the conversion of 12,897,029 Series A Preferred Units.  The Series A Preferred Units are convertible on a one-for-one basis subject to the Conversion Restrictions commencing on July 21, 2013.

This Amendment No. 1 (the “Amendment”) amends and supplements the Schedule 13D filed on August 2, 2010 (the “Original Schedule 13D” and, as amended and supplemented by this Amendment, the “Schedule 13D”) by TPG Advisors VI, Inc. and Messrs. David Bonderman and James G. Coulter with respect to the Common Units of Copano.  Capitalized terms used in this Amendment and not otherwise defined shall have the same meanings ascribed to them in the Original Schedule 13D.

Item 1.  Security and Issuer

This Amendment amends and restates the last sentence of Item 1 of the Original Schedule 13D in its entirety as set forth below:

“The principal executive offices of Copano are located at 1200 Smith Street, Suite 2300, Houston, TX 77002.”

Item 3. Source and Amount of Funds or Other Consideration

This Amendment amends and supplements Item 3 of the Original Schedule 13D by inserting the following before the first paragraph:

“The information set forth in or incorporated by reference in Items 2, 4 and 5 of this Schedule 13D is incorporated by reference in its entirety into this Item 3.”

This Amendment amends and supplements Item 3 of the Original Schedule 13D by inserting the following immediately after the second paragraph:

“Copenhagen received 2,570,007 PIK Units in connection with the Series A Quarterly Distributions (as defined below).”

Item 4. Purpose of Transaction

This Amendment amends and supplements Item 4 of the Original Schedule 13D by inserting the following immediately after the last paragraph under the subheading Series A Preferred Units:

“In the event of a Series A Change of Control (as defined in LLC Agreement Amendment No. 1), Copano or its successor must, within five business days following the execution of any definitive agreement for which the transactions contemplated therein would result in  Series A Change of Control, mail to the Series A Unitholders a notice of the Series A Change of Control Offer in accordance with the terms of LLC Agreement Amendment No. 1 (the “Change of Control Notice”).  Those Series A Unitholders electing to convert their Series A Preferred Units into Conversion Units (as defined in LLC Agreement Amendment No. 1) shall receive an amount of Conversion Units in accordance with the terms of LLC Agreement Amendment No. 1 equal to the product of (a) 110% and (b) the number of Series A Preferred Units (including any PIK Units).  Upon the issuance of Conversion Units, all rights under the converted Series A Preferred Units shall cease.”

This Amendment amends and supplements Item 4 of the Original Schedule 13D by inserting the following immediately after the paragraph under the subheading Registration Rights Agreement:

“Voting Agreement

On January 29, 2013, Copano entered into an Agreement and Plan of Merger (the “Merger Agreement”), by and among Copano, Kinder Morgan Energy Partners, L.P., a Delaware limited partnership (“Parent”), Kinder Morgan G.P., Inc., a Delaware corporation and the general partner of Parent (“Parent GP”), and Javelina Merger Sub LLC, a Delaware limited liability company and wholly owned subsidiary of  Parent (“Merger Sub”), pursuant to which, at the Effective Time (as defined in the Merger Agreement), Merger Sub shall be merged with and into Copano (the “Merger”), the separate limited liability company existence of Merger Sub will cease and Copano will continue its existence under Delaware Law (as defined in the Merger Agreement) as the surviving entity in the Merger as a wholly owned subsidiary of Parent (the “Surviving Entity”) and all of the outstanding Common Units of Copano immediately prior to the Effective Time shall be converted into the right to receive 0.4563 common units of Parent.

Page 5 of 10 Pages

Concurrently with the execution and delivery of the Merger Agreement, on January 29, 2013, Copano, Parent, Parent GP and Copenhagen entered into a voting agreement (the “Voting Agreement”), pursuant to which Copenhagen irrevocably and unconditionally agreed, from January 29, 2013 until the earlier of the (a) time that the Company Unitholder Approval (as defined in the Voting Agreement) has been obtained and (b) termination of the Voting Agreement in accordance with its terms (the “Agreement Term”), to vote any and all Series A Preferred Units (including PIK Units) and Common Units of Copano owned by Copenhagen (including any such units acquired after the date of the Voting Agreement) (together, the units owned by Copenhagen, the “TPG Owned Units”) at any meeting of the unitholders of Copano at which the approval and adoption of the Merger Agreement and the transactions contemplated thereby is to be voted upon, however called, or any adjournment or postponement thereof, (i) in favor of (A) the adoption of the Merger Agreement and the transactions contemplated thereby, including the Merger and (B) the approval of any proposal to adjourn or postpone the meeting to a later date if there are not sufficient votes for adoption of the Merger Agreement; (ii) against any Alternative Proposal (as defined in the Voting Agreement); and (iii) against any action or agreement (including any amendment of any agreement) that would, or would reasonably be expected to, prevent or in any material respect impede or delay the consummation of the Merger and the other transactions contemplated by the Merger Agreement.  Additionally, Copenhagen appointed Parent and any other designee of Parent as irrevocable proxy and attorney-in-fact (with full power of substitution and resubstitution) to vote, at any annual or special meeting of unitholders of Copano, the TPG Owned Units with respect to any matters described in the immediately prior sentence; provided that the grant of the proxy is effective if, and only if, Copenhagen has not delivered to Copano, at least two business days prior to the applicable meeting, a duly executed irrevocable proxy card directing that the TPG Owned Units be voted in accordance with the immediately prior sentence. The proxy shall expire and be deemed revoked automatically at the expiration or termination of the Agreement Term.  Except as permitted by the Voting Agreement, throughout the Agreement Term, Copenhagen will continue to hold, and shall have the right to exercise, all voting rights related to the TPG Owned Units.

Pursuant to the Voting Agreement, Copenhagen may not (a) subject to certain exceptions, sell, transfer (including by operation of law), pledge, encumber, assign or otherwise dispose of, or enter into any contract, option or other arrangement or understanding with respect to the sale, transfer, pledge, encumbrance, assignment or other disposition of, any of the TPG Owned Units (or any right, title or interest thereto or therein) (any such action, a “Transfer”); (b) grant any proxies or powers of attorney with respect to the TPG Owned Units, deposit any TPG Owned Units into a voting trust or enter into a voting agreement with respect to any TPG Owned Units, in each case with respect to the matters set forth in clauses (a) through (b) of the immediately preceding paragraph; (c) take any action that would make any representation or warranty of Copenhagen set forth in the Voting Agreement untrue or incorrect in any material respect or have the effect of preventing or materially impeding or delaying Copenhagen from performing any of its obligations under the Voting Agreement; (d) commit or agree (in writing or otherwise) to take any of the actions in clauses (a) through (c) of this paragraph during the term of the Voting Agreement; or (e) except as expressly permitted by the Merger Agreement, directly or indirectly, (i) solicit, initiate, knowingly facilitate, knowingly encourage (including by way of furnishing confidential information) or knowingly induce or take any other action intended to lead to any inquiries or any proposals that constitute the submission of an alternative acquisition proposal by a third party or (ii) enter into any confidentiality agreement, merger agreement, letter of intent, agreement in principle, unit purchase agreement, asset purchase agreement or unit exchange agreement, option agreement or other similar agreement relating to an alternative acquisition proposal by a third party.

 In addition, pursuant to the Voting Agreement, Copano must mail to Copenhagen a Change of Control Notice within five Business Days (as defined in LLC Agreement Amendment No. 1) of January 29, 2013.  As soon as reasonably practicable after receipt of the Change of Control Notice, Copenhagen must notify Copano in writing of, and may not revoke, its election to convert its Series A Preferred Units into Conversion Units in accordance with the terms and conditions of LLC Agreement Amendment No. 1 as of immediately prior to the Effective Time such that (i) the Series A Preferred Units reported herein shall be converted into an aggregate of 14,186,731 Common Units of Copano and (ii) any PIK Units received after the date of the Voting Agreement shall be converted into a number of Common Units of Copano equal to the product of (A) 110% and (B) the number of PIK Units.  Notwithstanding the foregoing, if the Merger Agreement is terminated without the consummation of the Merger pursuant to its terms, the election to convert contemplated by the Voting Agreement shall be deemed not to have been made and shall be deemed void ab initio.

Page 6 of 10 Pages

The Voting Agreement, and all obligations, terms and conditions contained therein, shall automatically terminate without any further action required by any person upon the earliest to occur of: (a) the termination of the Merger Agreement in accordance with its terms; (b) the Effective Time; and (c) the Outside Date (as defined in the Merger Agreement).  In addition to the foregoing, the Voting Agreement may be terminated (i) at any time by written consent of the parties thereto or (ii) by Copenhagen upon written notice to Parent and Copano at any time following the making of any change, by amendment, waiver or other modification to any provision of the Merger Agreement that (1) decreases the amount or changes the form of the Merger Consideration (as defined in the Merger Agreement), (2) imposes any material restrictions on or additional conditions on the payment of the Merger Consideration to unitholders of Copano or (3) extends the Outside Date.

This Amendment amends and restates the last paragraph of Item 4 of the Original Schedule 13D in its entirety as set forth below:

“The description of the Purchase Agreement, LLC Agreement Amendment No. 1, Director Designation Agreement, Registration Rights Agreement and Voting Agreement set forth above in this Item 4 do not purport to be complete and are qualified in their entirety by reference to the full text of the Purchase Agreement, LLC Agreement Amendment No. 1, Director Designation Agreement, Registration Rights Agreement and Voting Agreement, which have been filed as Exhibit 2, Exhibit 3, Exhibit 4, Exhibit 5 and Exhibit 6, respectively, and that are incorporated herein by this reference.”

Item 5.  Interest in Securities of the Issuer

This Amendment amends and restates the first, second and third paragraphs of Item 5 of the Original Schedule 13D in its entirety as set forth below:

“The information contained in rows 7, 8, 9, 10, 11 and 13 on each of the cover pages of this Schedule 13D and the information set forth or incorporated in Items 2, 3, 4 and 6 are hereby incorporated herein by reference.

(a) – (b) The following disclosure assumes that there are a total of 91,914,371 Common Units of Copano outstanding as of January 25, 2013 (including 12,897,029 Common Units of Copano issuable upon the conversion of 12,897,029 Series A Preferred Units on a one-for-one basis), which figure is based on information set forth in the Merger Agreement.

 Pursuant to Rule 13d-3 under the Securities Act, the Reporting Persons may be deemed to beneficially own 12,897,029 Common Units of Copano issuable upon the conversion of the Series A Preferred Units owned by Copenhagen, which constitutes approximately 14.0% of the outstanding Common Units of Copano.”

Item 7. Material to Be Filed as Exhibits

This Amendment amends and restates the first paragraph of Item 7 of the Original Schedule 13D in its entirety as set forth below:

“1.
Agreement of Joint Filing by TPG Advisors II, Inc., TPG Advisors III, Inc., TPG Advisors V, Inc., TPG Advisors VI, Inc., T3 Advisors, Inc., T3 Advisors II, Inc., TPG Group Holdings (SBS) Advisors, Inc., David Bonderman and James G. Coulter, dated as of February 14, 2011 (previously filed with the Commission as Exhibit 1 to Schedule 13G filed by TPG Group Holdings (SBS) Advisors, Inc., David Bonderman and James G. Coulter on February 14, 2011).”

This Amendment amends and supplements Item 7 of the Original Schedule 13D by inserting the following paragraph after the last paragraph of Item 7 of the Original Schedule 13D:

“6.	Voting Agreement, dated as of January 29, 2013, by and among Copano Energy, L.L.C., Kinder Morgan Energy Partners, L.P., Kinder Morgan G.P., Inc. and TPG Copenhagen, L.P.”

Page 7 of 10 Pages

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 1, 2013

TPG Advisors VI, Inc.

By: /s/ Ronald Cami
Name: Ronald Cami Title: Vice President

David Bonderman

By: /s/ Ronald Cami
Name: Ronald Cami on behalf of David Bonderman (1)

James G. Coulter

By: /s/ Ronald Cami
Name: Ronald Cami on behalf of James G. Coulter (2)

(1)
Ronald Cami is signing on behalf of Mr. Bonderman pursuant to an authorization and designation letter dated July 1, 2010, which was previously filed with the Securities and Exchange Commission (the “Commission”) as an exhibit to a Schedule 13D filed by Mr. Bonderman on July 26, 2010 (SEC File No. 005-43571).

(2)
Ronald Cami is signing on behalf of Mr. Coulter pursuant to an authorization and designation letter dated July 1, 2010, which was previously filed with the Commission as an exhibit to a Schedule 13D filed by Mr. Coulter on July 26, 2010 (SEC File No. 005-43571).

Page 8 of 10 Pages

This Amendment amends and restates Schedule 1 of the Original Schedule 13D in its entirety as set forth below:

“Schedule I

          All addresses are c/o TPG Global, LLC, 301 Commerce Street, Suite 3300, Fort Worth, TX 76102.

Name	Title

David Bonderman James G. Coulter John E. Viola Ronald Cami David C. Reintjes G. Douglas Puckett Steven A. Willmann	President and Chairman of the Board
Senior Vice President and Director
Vice President and Treasurer
Vice President and Secretary
Chief Compliance Officer and Assistant Secretary
Assistant Treasurer
Assistant Treasurer"

Page 9 of 10 Pages

INDEX TO EXHIBITS

Exhibit Number	Description of Exhibits
1.
Agreement of Joint Filing by TPG Advisors II, Inc., TPG Advisors III, Inc., TPG Advisors V, Inc., TPG Advisors VI, Inc., T3 Advisors, Inc., T3 Advisors II, Inc., TPG Group Holdings (SBS) Advisors, Inc., David Bonderman and James G. Coulter, dated as of February 14, 2011 (previously filed with the Commission as Exhibit 1 to Schedule 13G filed by TPG Group Holdings (SBS) Advisors, Inc., David Bonderman and James G. Coulter on February 14, 2011).

2.
Series A Convertible Preferred Unit Purchase Agreement, dated as of July 21, 2010, between Copano Energy, L.L.C. and TPG Copenhagen, L.P. (incorporated by reference to Exhibit 10.1 to Copano’s Current Report on Form 8-K filed on July 22, 2010).

3.
LLC Agreement Amendment No. 1 to the Fourth Amended and Restated Limited Liability Company Agreement of Copano Energy, L.L.C, dated July 21, 2010, (incorporated by reference to Exhibit 3.1 to Copano’s Current Report on Form 8-K filed on July 22, 2010).

4.
Director Designation Agreement, dated as of July 21, 2010, between Copano Energy, L.L.C. and TPG Copenhagen, L.P. (incorporated by reference to Exhibit 10.2 to Copano’s Current Report on Form 8-K filed on July 22, 2010).

5.
Registration Rights Agreement, dated as of July 21, 2010, between Copano Energy, L.L.C. and TPG Copenhagen, L.P. (incorporated by reference to Exhibit 4.1 to Copano’s Current Report on Form 8-K filed on July 22, 2010).

6.	Voting Agreement, dated as of January 29, 2013, by and among Copano Energy, L.L.C., Kinder Morgan Energy Partners, L.P., Kinder Morgan G.P., Inc. and TPG Copenhagen, L.P.

Page 10 of 10 Pages